ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085
June 25, 2007
VIA EDGAR AND FACSIMILE: (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	William Friar Michael Clampitt
Re:	ShoreTel, Inc. Form S-1 originally filed February 12, 2007, as amended (Registration No. 333- 140630) and corresponding Registration Statement on Form 8-A (File No. 001-33506)
Acceleration Request

Requested Date:	June 27, 2007

Requested Time:	1:00 PM E.D.T.
Ladies and Gentlemen:
     ShoreTel, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-1 and Form 8-A effective concurrently at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     The Registrant hereby authorizes Jeffery R. Vetter or William L. Hughes, both of whom are associated with our counsel Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We request that we be notified of such effectiveness by a telephone call to Jeffrey R. Vetter of Fenwick & West LLP at (650) 988-8500.

Sincerely, ShoreTel, Inc.
By:	/s/ JOHN W. COMBS
John W. Combs
President and Chief Executive Officer

cc:	Michael E. Healy, Chief Financial Officer, ShoreTel, Inc. John Finegan, Vice President, Finance, ShoreTel, Inc. Jeffrey R. Vetter, Esq., Fenwick & West LLP William L. Hughes, Esq., Fenwick & West LLP

Lehman Brothers
June 25, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William Friar/Michael Clampitt

Re:	ShoreTel, Inc. (“the Company”) Registration Statement on Form S-1 (File No. 333- 140630)
Ladies and Gentlemen:
          As Representatives of the several Underwriters of up to 9,085,000 shares of common stock of ShoreTel, Inc. (“the Company”), we hereby join with the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (NYT) on June 27, 2007, or as soon thereafter as is practicable.
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 13, 2007, through the date hereof:
          Preliminary Prospectus dated June 13, 2007:
          8,784 copies to prospective Underwriters, institutional investors, dealers and others
          The undersigned advises that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, LEHMAN BROTHERS INC. J.P. MORGAN SECURITIES INC. As Representatives of the several Underwriters BY: LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
	Name:	Arlene Salmonson
	Title:	Vice President